                               REPORT OF MANAGEMENT



June 25, 1999

To Our Shareholders:

We are pleased with a number of initiatives we have completed at Vicom during the past six months as we transform the business into a more dynamic, growth oriented organization. The acquisition of the Midwest region of Enstar Networking Corporation brought Vicom three significant benefits. They are, specifically, advanced capabilities and market presence within the data networking industry, improved financial liquidity, and a new group of dynamic people to add to the Vicom team.

Our goal is to be the leading one-stop provider of telecommunication and data products and services. We believe that the demand for our systems will increase since most organizations, whether public or private, are looking to providers such as Vicom to handle the headaches associated with developing and maintaining the flow of communications within their business. While many system integrators are looking to develop a more consultative approach to the market (i.e. all service, no product sales), we believe the services side of the telecommunications industry can still yield a successful business model.

We are particularly pleased with some of the projects we have addressed during the first part of 1999. They include:

- Completion of a $1.2 million structured wiring and network upgrade at a school district in central Wisconsin involving one of the largest Level 7 wiring designs in the area along with the installation of over 120 network switches and devices from Nortel Networks (formerly Bay Networks). Completing a substantial portion of this work during the school year was a challenge our associates met with success.

- Installation of a state-of-the-art wireless telephone system for 200 users of a trade show booth manufacturer. This system utilized the latest technology from Tadiran, Coral Air. Coral Air uses lightweight, pocket size wireless handsets which provide users with the same extensive range of features as wired desktop digital telephones.

- Commencement of a project at a private school in northern Wisconsin, involving an upgrade of the data cabling and LAN/WAN infrastructure along with new telephone and voice mail systems. This is a significant project as we look to fully implement our strategy as a one-stop provider.

For the remainder of 1999, we have a number of challenges that our management team will be addressing. First, we will continue to integrate the sales and operations of our data networking and telephony businesses in order to properly leverage our customer base and maximize revenue opportunities. Second, we are looking to expand the capabilities of our Technical Assistance Center (TAC) in order to provide our customers more alternatives for data and voice communications support along with improved customer service. Third, we are working diligently on our new computer systems implementation in order to achieve Year 2000 compliance and integrate all of our divisions on a single information system. This task will consume significant capital and human resources for the remainder of year and is expected to negatively impact our earnings. However, we believe that we will reap significant benefits through improved labor utilization and other operating efficiencies moving forward to 2000 and beyond.

Lastly, we continue to shape the "new Vicom culture" through new personnel, associate programs and different approaches to traditional business practices. We have added new executives to the management team and expect that they will make significant contributions towards building the appropriate internal infrastructure to support our future growth and improve our overall operations.

We are increasingly excited about our prospects as we strive to build a successful, profitable business that delivers value to our shareholders. We thank you for your continued support.

Sincerely,

James L. Mandel
Chief Executive Officer

                                CORPORATE PROFILE

DESCRIPTION OF BUSINESS

Vicom, Incorporated ("Vicom" or the "Company") provides products and services to integrate voice, video and data technologies for commercial, professional and institutional users. Vicom installs services and supports products and equipment from Cisco Systems, NEC America, Inc., Nortel Networks, MCI WorldCom, Inc., Hitachi, Ltd., Tadiran Telecommunications and other manufacturers of communications equipment.

The Company was organized under the laws of the State of Minnesota in 1975. Effective December 31, 1998, the Company acquired the assets of the Midwest region of Enstar Networking Corporation ("ENC"). ENC is a network integrator that designs, builds, maintains and protects network infrastructures.

BUSINESS STRATEGY

Vicom's objective is to be a leading provider of information technology services to manage voice, video and data communications networks. Vicom believes its strong background in the installation and service of telephony interconnect systems along with the recently acquired capabilities in data networking uniquely positions them as single source provider for telecommunication services for its customers. To achieve its objectives, the Company is pursuing the following strategies:

- Expand its service offerings to include a suite of customized voice/data/video integration solutions to assist customers with the implementation of CTI technologies. The demand for voice/data integration is expected to increase due to demands of corporations for reducing costs, deploying new business applications and improving network performance. The Company believes they are well positioned to take advantage of this area due to their strong technical knowledge of WAN infrastructures in addition to their relationships with the leading manufacturers of voice/data products.

- Develop and market its maintenance service offering which provide network monitoring capabilities to customers looking to outsource the management of its LAN / WAN. Through the Company's existing Technical Assistance Center
     (TAC) and staff of system engineers they can provide remote network monitoring, remote security management and network administration.

- Creating close and long-term relationships with a focused group of customers to develop a source for repeatable business and as a result of high satisfaction ratios, a source of business referrals. During 1998, approximately 2,000 customers purchased products or services from Vicom. In 1999, the Company intends to concentrate its sales and marketing efforts on a more focused number of customers in order to provide its full array of service offerings and develop more successful long-term customer relationships.

- Maintain strong relationships with the leading manufacturers in the networking industry in order to offer its customers high quality solutions. Vicom has developed relationships with Cisco Systems, Inc., Check Point Software Technologies, Ltd., NEC America, Inc., Nortel Networks (formerly Bay Networks) and Tadiran Telecommunications, Inc.

- Expand its market presence and geographic coverage through the addition of new sales, engineering and technical personnel in new Midwest locations, with primary focus on Central / Western Wisconsin, Iowa and South Dakota. The Company believes there is a significant level of demand for network infrastructure upgrades within these Midwest markets. The Company's strategy will be to open smaller offices consisting of a one to two personnel that are supported by its larger operations in Fargo, ND and Minneapolis, MN.

- Focus a portion of its sales and marketing efforts towards expanding the number of corporate (versus government or educational) customers. During 1998 approximately 40% of revenues were derived from corporate customers. The Company is looking to expand the mix of corporate end-user customers in order to expand its base of repeatable business which is generally more profitable than educational and governmental business.

PRODUCTS AND SERVICES

Vicom provides a wide range of information technology services through the following divisions:

CARRIER SERVICES DIVISION
Vicom recently expanded its efforts to establish itself within the rapidly evolving telecommunications industry. The Telecommunications Act of 1996 ("Telecom Act") mandated deregulation of the last important area of monopoly concentration in the industry - providing local dial tone to consumers and businesses. This service previously was provided almost exclusively by the Regional Bell Operating Companies ("RBOCs"). In the wake of this deregulation, large companies such as MCI Communications Corporation ("MCI") and Sprint Corporation have invested billions of dollars to install proprietary fiber optic networks to provide local dial tone service (in direct competition with the RBOCs), long distance calling and Internet access over their networks.

To capitalize on these new opportunities in network services, Vicom announced in July 1998 its designation as an MCI Communications Master Agent. MCI recently combined with WorldCom, Inc. to create MCI WorldCom, Inc. with annual revenue of more than $30 billion and operations in more than 65 countries. Through MCI WorldCom, Inc. partnership, Vicom joins a select group of companies within the United States and enhances and expands its ability to offer three of the four communication products and services most critical to business today, consisting of local dial tone, long distance service and Internet access. To facilitate the sale of these services, the Company formed Nationwide Communications, Inc. (NCI), a wholly owned subsidiary, in October of 1998 to develop a network of subagents throughout the United States.

NETWORK INTEGRATION DIVISION
Provides integrated solutions to support high performance local area networks
(LAN) and wide area networks (WAN). These services include network design, structured wiring services, network implementation, network maintenance and network security.

         NETWORK DESIGN
         Through the combination of its advanced engineering and project management teams, Vicom assists its customers with network discovery programs including traffic analysis, on-site hardware survey and mapping, network baseline audits and implementation planning. These services are designed to provide a customer with a broad overview of their current networking capabilities and prepare a "roadmap" to help them move to future technologies. These services are either offered as part of an overall project or arranged separately as a billable service.

         STRUCTURED WIRING SERVICES
         Vicom provides solutions to build network cabling infrastructure for voice and data communications. The speed and performance of a network is dependent upon the adequacy and bandwidth of its cable plant. The Company has a staff of project managers, technicians and installers that provide project management, design and installation of standards based category 5 and fiber optic cabling systems. Vicom will oversee the design and implementation of projects involving multiple LANs across a WAN, consisting of multi-vendor hardware products and several thousand nodes. These projects generally range in size from $10,000 to $250,000.

         NETWORK IMPLEMENTATION
         Vicom supplies, implements and supports a select range of suppliers of electronics and software platforms from manufacturers such as Cisco Systems Inc., Nortel Networks Inc. (formerly Bay Networks, Inc.) and Compaq Computer Corporation. Vicom's line of network products include concentrators, hubs, switches and routers for technologies such as Ethernet, Token Ring, FDDI, Fast Ethernet, Gig Ethernet, Asynchronous Transfer Mode ("ATM") and Voice over IP. In addition, Vicom provides and installs network management systems that provide its customers with the capability of network troubleshooting, diagnostics, security, optimization and proactive network maintenance all from a single workstation. Vicom also offers remote access products and services that allow the end-user to operate outside of his or her office while still being able to connect to his or her LAN.

         NETWORK MAINTENANCE
         Vicom provides a broad line of maintenance services including fixed fee network support, telephone support, guaranteed response times, next business day on-site response for problem resolution, "spare-in-the-air" hardware replacement and cabling system diagnosis and repair. Through the Company's existing Technical Assistance Center
         (TAC), Vicom can provide remote diagnostic capabilities as part of its maintenance services. The TAC is capable of receiving a customer call, remotely diagnosing the problem, searching for an application solution and, if necessary, dispatching a regional engineer to perform on-site troubleshooting.

         NETWORK SECURITY
         These services involve the planning, installation and maintenance of products that assist customers with security architecture enforcement including firewalls, encryption, identification, authorization, and content security. Vicom is an authorized reseller of the CheckPoint Fire Wall - 1, a security product offered by CheckPoint Software Technologies, Ltd.,

TELEPHONY DIVISION
Vicom has provided clients with telephone communications products and services since its inception in 1975. As of December 31, 1998, the Company was providing telephone equipment and service to more than 2,000 customers, with approximately 20,000 lines furnished to users by U.S. West and other line providers and approximately 40,000 telephones in service. Telecommunications systems sold by the Company are intended to provide users with flexible, cost-effective alternatives to systems available from major telephone companies such as those formerly comprising the Bell System and from other interconnect telephone companies. Vicom's systems include equipment and components manufactured or supplied by other companies. It installs and services NEC, Tadiran, Hitachi and other leading telecommunications industry products and systems.

MARKETING AND CUSTOMERS

Vicom provides its products and services to commercial, professional and institutional users within the Midwest region of the United States. Vicom's customers represent various industries such as financial services, hospitality, legal, manufacturing and education. The Company currently has sales personnel in Illinois, Minnesota, Nebraska, North Dakota and Wisconsin.

Customer relationships are developed both face-to-face via an outside account manager and via telephone through an inside sales representative. The Company employs 10 outside account managers in addition to 3 inside sales representatives. The sales force is supplemented by 5 systems engineers, 7 project managers and 4 customer service representatives. Vicom sales representatives undergo continuous training and attend vendor-sponsored training and education programs mandated by such vendors in order for the Company to qualify as an authorized reseller of their products.

Vicom uses several techniques to pursue new customer opportunities including advertising, participation in trade shows, seminars and telemarketing. In addition, the Company has worked closely with data communication consultants who are engaged by end users to select vendors for LAN/WAN implementation projects. Generally the Company's system engineers and/or account managers will provide design or technical assistance to the consultants without charge which can enhance Vicom's position with vendor selection.

SUPPLIERS

Vicom supplies, implements and supports products, including hardware and software from manufacturers such as Cisco Systems, Inc., Compaq Corporation, NEC America, Inc., Nortel Networks, Hitachi, Ltd., Check Point Software Technologies, Ltd., Internet Security Systems, Inc. and Tadiran Telecommunications, Inc. Vicom purchases a number of its networking products through large distributors such as Tech Data Corporation and Ingram Micro, Inc.

EMPLOYEES

The Company employs approximately 95 associates, the majority of which are employed in sales and technical capacities. The Company believes its relationship with its employees to be good.

INDUSTRY AND COMPETITION

The markets in which the Company competes are intensely competitive and rapidly changing. The Company has many large competitors that have substantially greater financial, development, technical, marketing and sales resources than the Company. As a result of these factors, the Company's competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products or services than the Company. Vicom's principal competitors include Lucent Technologies, Inc., Norstan, Inc. and certain of the RBOC's, which are the regional operating companies formed as a result of the 1985 divestiture of American Telephone and Telegraph Company. Moreover, the passage of the Telecom Act has increased competition by providing access to the number of entities that were previously precluded from the industry.

As a result of the Telecom Act, the pace of consolidation in the industry accelerated. These changes in the regulatory environment could potentially affect Vicom's ability to compete successfully. Vicom's competitors in communication services market include participants from a variety of market segments, including national accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. In addition, the Company competes with its customers internal resources, particularly when these resources represent a fixed cost to the customer. Such competition may impose additional pricing pressures on the Company.

PROPERTIES

Vicoms' headquarters, including its administration, sales, customer service and technical support are located in New Hope, Minnesota, which consists of approximately 47,000 square feet of leased space. Vicom also has regional operations in leased facilities in Fargo, North Dakota (3,500 square feet) and Omaha, Nebraska (750 square feet).

                             MARKET FOR COMMON STOCK

Vicom's common stock trades on the local over-the-counter bulletin board under the symbol VICM. The following are reported stock prices of the Company's common stock as of the end of each quarter:


                                            Low               High

1999 (by quarter)
First                                       $1.75             $3.00
Second (through 6/25/99)                    $1.44             $2.31

1998 (by quarter)
First                                       $0.31             $0.62
Second                                      $0.44             $0.75
Third                                       $0.56             $1.19
Fourth                                      $0.87             $1.50


The number of common shareholders of record as of June 1, 1999 was 210.

Management does not anticipate that cash dividends will be paid on Vicom's common stock in the foreseeable future.

                             SELECTED FINANCIAL DATA



                                         Three Months Ended
                                        March 31, (unaudited)                       Years Ended December 31,
                                                                -----------------------------------------------------------------
                                              1999         1998           1998         1997         1996        1995        1994
STATEMENT OF OPERATIONS DATA


Revenues                                $4,646,142   $1,087,337     $6,458,113   $6,639,026   $5,514,532  $6,378,838  $4,965,848

Operating & product costs                3,387,328      861,772      4,841,111    4,095,990    3,929,573   4,750,024   3,440,258
                                      -------------------------------------------------------------------------------------------

Gross profit                             1,258,814      225,565      1,617,002    2,543,036    1,584,959   1,628,814   1,525,590
   % of revenues                             27.1%        20.7%          25.0%        38.3%        28.7%       25.5%       30.7%

Operating expenses                       1,192,001      665,690      2,839,862    2,317,388    2,617,620   1,515,090   1,521,059
   % of revenues                             25.7%        61.2%          44.0%        34.9%        47.5%       23.8%       30.6%
                                      -------------------------------------------------------------------------------------------

Income (loss) from operations               66,813    (440,125)    (1,222,860)      225,648  (1,032,661)     113,724       4,531

Other expense, net                          47,055       35,264        170,888      141,471      108,130   (374,686)     114,040
Amortization expense                        13,479            0              0            0            0           0           0
                                      -------------------------------------------------------------------------------------------

Income (loss) before taxes                   6,279    (475,389)    (1,393,748)       84,177  (1,140,791)     488,410   (109,509)

Income tax provision                             0            0         50,000       28,000            0     352,000    (34,400)
                                      -------------------------------------------------------------------------------------------

Income (loss) before extraordinary           6,279    (475,389)    (1,443,748)       56,177  (1,140,791)     136,410    (75,109)

Extraordinary items                              0            0              0            0            0           0     497,000
                                      -------------------------------------------------------------------------------------------

Net income (loss)                       $    6,279   $(475,389)   $(1,443,748)   $   56,177 $(1,140,791)  $  136,410  $  421,891
                                      ===========================================================================================

Income (loss) per share                    $  0.00     $ (0.23)       $ (0.68)      $  0.03     $ (0.55)     $  0.06     $  0.20
                                      ===========================================================================================

Weighted average shares
outstanding                              3,506,236    2,106,236      2,129,387    2,098,944    2,084,279   2,107,020   2,140,531
                                      ===========================================================================================

BALANCE SHEET DATA (END OF PERIOD)

Total assets                             6,972,494    3,936,451      6,630,917    4,418,239    3,994,584   4,596,536   4,500,939
Long-term debt                           1,721,335    1,763,387      1,804,497    1,429,848    1,449,848   1,236,326   1,072,511
Shareholders' equity                       730,385      941,303        689,775      973,792      892,615   2,036,493   1,920,696
                                      ===========================================================================================

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION


The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended and are made in reliance under the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of the Company and its management. Shareholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements are general economic conditions, telecommunications and data networking industry conditions, uncertainty and risks associated with the development and offering of new products and services that may not be commercially successful, the rapid technological changes occurring in the markets in which the Company operates, failure to successfully execute the integration of the Company's voice and data operations, dependence on and the need to recruit and retain key personnel, dependence on key suppliers and product supply, the substantial competition in the markets in which the Company operates and the integration of the Company's voice and data operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 VERSUS 1998 (UNAUDITED)

Revenues increased approximately $3.6 million, or 327%, to $4.6 million. Revenues from the network integration business acquired from ENC were approximately $2.8 million, including approximately $750,000 of sales from the installation project for one customer which is expected to be completed in the second quarter of 1999. Revenues from the telephony division increased approximately $800,000, or 74% to $1.9 million in 1999 versus $1.1 million in 1998. The remaining increase is primarily due to overall higher demand between years.

Gross profit, as a percent of revenues, was 27.1% in 1999 versus 20.7% in 1998. The cost of products and services in 1998 reflects $150,000 of adjustments to the allowance for inventory obsolescence. The Company expects its gross profit margins to decline for the remainder of 1999 due to expected competitive pricing pressures on its products and services.

Operating expenses increased approximately $526,000, or 79% to approximately $1.2 million in 1999 compared to $666,000 in 1998. Included in this increase is approximately $415,000 of operating expenses of the network integration business acquired from ENC. The remaining increase of approximately $111,000 is primarily reflects the addition of new executives and higher costs associated with the Company's new employee benefit program implemented in the first quarter. In addition, the operating expenses for the three months ended March 31, 1998 reflect approximately $155,000 of non-cash adjustments for the write-down of certain accounts and notes receivables.

Other expense increased approximately $12,000 which primarily reflects reduced finance income charged between years. Amortization expense of approximately $13,500 is a result of the goodwill from the acquisition of ENC.

YEAR ENDED DECEMBER 31, 1998 VERSUS 1997

Revenues decreased approximately $181,000, or 3%, to $6.4 million. Revenues from sales of telephone and voice mail systems (including installation) were $4,086,000 in 1998 versus $4,166,000 in 1997, a decrease of 2%. Included in the 1998 amounts is approximately $995,000 of revenues from the Minneapolis Public Schools project. Revenues from services were $2,372,000 in 1998 versus $2,473,000 in 1997, a decrease of 4%. This overall decline in revenues is primarily attributable to lower sales of smaller key telephone systems due the Company's shift in focus to larger PBX systems.

Gross profit on sales represents revenues less the cost of products and services. Gross profit, as a percent of revenues, was 25.0% in 1998 versus 38.3% in 1997. Decreased margins in 1998 reflect $660,000 of inventory write-downs along with a higher volume of sales to schools and governmental agencies, which generally have lower gross profit margins.

Operating expenses increased approximately $523,000, or 22.6% to $2,840,000 in 1998 compared to $2,317,000 in 1997. Of this amount $340,000 reflects non-cash adjustments related to the write-down of certain assets. See Note 13 to the Consolidated Financial Statements. The remaining increase in operating expenses is primarily due to the addition of sales and customer service personnel.

Other expense consists principally of interest expense on notes and installment obligations payable, net of finance income and interest income on notes receivable. Other expense increased approximately $29,000 which primarily reflects reduced finance income charged between years along with higher interest expense due to additional borrowings of notes payable.

The income tax provision in 1998 and 1997 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards. See Note 8 to the Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1997 VERSUS 1996

Revenues increased approximately $1.1 million, or 20.4%, to $6.6 million. Revenues from sales of telephone and voice mail systems (including installation) increase approximately $658,000, or 19% to $4,166,000 in 1997 versus $3,508,000 in 1996. Revenues from services increased approximately $467,000, or 23% to $2,473,000 in 1997 versus $2,006,000 in 1996. The increase in revenues is primarily due to overall higher demand between years.

Gross profit, as a percent of revenues, was 38.3% in 1997 versus 28.7% in 1996. The cost of products and services in 1996 reflects $176,000 of adjustments to the allowance for inventory obsolescence.

Operating expenses decreased approximately $300,000 to $2,317,000 in 1997 compared to $2,618,000 in 1996. For 1996, the Company increased its allowance for doubtful accounts by $75,000 and recorded an adjustment of $292,000 to write-off certain prepaid advertising costs. Excluding the effect of these adjustments operating expenses did not significantly change between years.

Other expense increased approximately $33,000 which primarily reflects reduced finance income charged between years.

The income tax provision in 1997 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards. See Note 8 to the Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

The financial condition of the Company as of December 31, 1998 was significantly impacted by the acquisition of the assets of the Midwest region of Enstar Networking Corporation ("ENC"). See Note 2 to the Consolidated Financial Statements. The purchase price included approximately $1.5 million of net tangible assets and $549,000 of goodwill acquired. The consideration consisted of 1,350,000 shares of the Company's common stock with an assigned value of $797,000, a $750,000 subordinated promissory note at 9%, a payable of $340,000 for purchase price adjustments and acquisition related costs of $148,000.

Net cash used by operations was approximately $137,000 in 1998 versus cash provided by operations of approximately $94,000 in 1997. The cash flow deficits from operations in 1998, excluding the $1 million of non-cash adjustments for the writedown of the carrying amounts of certain assets, are due primarily to the loss from operations in addition to increase in receivables and inventories associated with various large school projects. These cash flow deficits resulted in an increase in accounts payable due to which reflects higher average days payments to vendors.

In May 1998, the Company amended its bank loan agreement to provide a $500,000 term note at prime rate plus 2.5%, payable in monthly principal and interest installments of $10,846 with the balance due May 1, 2003, and a $100,000 line of credit at prime plus 2.5% due April 30, 1999 (subsequently extended to May 31, 1999). At December 31, 1998 the Company was not in compliance with certain financial covenants under this agreement. This indebtedness was repaid in June 1999.

In December 1998, the Company authorized 275,000 shares of 8% Class A Cumulative Convertible Preferred Stock and 60,000 shares of 10% Class B Cumulative Convertible Preferred. The Class B Preferred was offered to certain notes payable holders at a conversion of $10 per Class B share.

The Company has historically relied on borrowings from related parties and individuals to fund its operations. These borrowings are unsecured with interest from 9% to 15%. Activity under these notes consisted of net cash repayments of approximately $17,000 in 1998 and net borrowings of approximately $189,000 in 1997. In July 1998, approximately $25,000 of notes payable were converted into 50,000 shares of common stock. In December 1998 approximately $350,000 of notes payable were converted to 35,050 shares Class B Preferred Stock.

In June 1999, the Company entered into a new $2 million revolving credit agreement with Wells Fargo Business Credit. Borrowings under this facility are based on eligible accounts receivable and inventory with interest at prime plus 1.75%. The agreement contains certain restrictive covenants, including the maintenance of minimum net income levels and limitations on capital expenditures. The Company used approximately $465,000 of proceeds from this new facility to repay outstanding borrowings under its previous term note and line of credit. As of June 28, 1999 the Company had outstanding borrowings of $465,000 and approximately $645,000 of available borrowings under this agreement.

During 1999 Vicom's operating plans include approximately $500,000 of capital expenditures primarily related to its computer system upgrade. Vicom expects to be able to fund its working capital and capital expenditures with cash flow from operations along with amounts available under its revolving credit facility. In addition, the Company intends to finance a significant portion of its capital spending through lease financing arrangements.

YEAR 2000 COMPLIANCE

The Company's primary computer applications require modifications made necessary by the upcoming year 2000. The Company has developed a plan to replace its existing computer systems during 1999 to address the Year 2000 issue and integrate the operations of the network integration business acquired from ENC. In the event the Company is not able to complete the implementation of its new systems implementation, it has the ability to upgrade its existing computer applications to a version that is compliant with the Year 2000. The overall estimated cost of the new computer system consists of capital spending of new hardware and software of approximately $400,000 along with an additional operating costs of approximately $350,000 which will be expensed as incurred during 1999.

Vicom sells products to customers under non-exclusive agreements with its suppliers. Vicom is not an agent for its suppliers and cannot make representations regarding the Year 2000 compliance or readiness of its suppliers.

The potential impact of Year 2000 issues will depend to a large extent on the Year 2000 efforts of the Company's vendors, customers, service providers, utilities, governmental agencies and other entities with which the Company does business. The Company is communicating with certain of these parties to determine their efforts to prepare for the Year 2000 and to evaluate and likely impact on the Company. These communications are focused on third parties that the Company believes could have a greatest impact on its business and operations. This process will continue throughout 1999. The efforts of third parties are not within the control of the Company and their failure to remedy Year 2000 issues successfully could result in business disruption, loss of revenue and increased operating cost for the Company.

The Company has not yet established contingency plans in the event that it is unable to complete its remediation effots by December 31, 1999. These contingency plans are expected to be developed during the fourth quarter of 1999.

There can be no assurance that the Company's efforts to address the Year 2000 problem will be entirely successful, and the failure to fully address associated issues could result in material adverse financial consequences to the Company. In addition, there can be no assurances the systems of other companies on which the Company's systems and other operations rely will become Year 2000 compliant in a timely manner, and any such failure could have a material adverse effect on the Company's operations.

                                          VICOM, INCORPORATED
                                     INDEX TO FINANCIAL STATEMENTS


                                                                                                              PAGE
UNAUDITED INTERIM FINANCIAL STATEMENTS

Condensed Statement of Operations for the Three Months Ended March 31, 1999 and 1998.............................14

Condensed Balance Sheet as of March 31, 1999 and December 31, 1998...............................................15


AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


Independent Auditor's Reports....................................................................................16

Financial Statements

    Consolidated balance sheets..................................................................................17

    Consolidated statements of operations........................................................................18

    Consolidated statements of stockholders' equity..............................................................19

    Consolidated statements of cash flows........................................................................20

    Notes to consolidated financial statements ..................................................................21

Independent Auditor's Report - Supplementary Information.........................................................33

    Valuation and qualifying accounts............................................................................34

VICOM, INCORPORATED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                                                               Three Months Ended March 31,
                                                                         -------------------------------------------

                                                                                       1999                    1998
                                                                         -------------------    --------------------
Revenues                                                                         $4,646,142              $1,087,337
Cost of products and services                                                     3,387,328                 861,772
                                                                         -------------------    --------------------

    Gross profit                                                                  1,258,814                 225,565

Selling, general, and administrative expenses                                     1,192,001                 665,690
                                                                         -------------------    --------------------
    Income (loss) from operations                                                    66,813                (440,125)

Other expense (income)                                                               47,055                  35,264
Amortization expense                                                                 13,479                       0
                                                                         -------------------    --------------------

Income (loss) before income taxes                                                     6,279                (475,389)

Income tax provision (benefit)                                                            0                       0
                                                                         -------------------    --------------------

Net income (loss)                                                                    $6,279               ($475,389)
                                                                         ===================    ====================

Basic and diluted income (loss) per share -                                           $0.00                  ($0.23)
                                                                         ===================    ====================

Weighted average shares outstanding                                               3,506,236               2,106,236
                                                                         ===================    ====================

                               VICOM, INCORPORATED

                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                          December 31,         March 31,
                                                                                                 1998               1999
                                                                                                 ----               ----
                                                                                                              (Unaudited)
                         ASSETS

CURRENT ASSETS
    Accounts receivable:
       Billed, net of allowances                                                         $   2,869,912      $   3,569,062
       Unbilled                                                                                239,131            252,907
    Inventories, net of allowances                                                           1,858,008          1,523,497
    Other                                                                                      104,440             66,155
                                                                                          ------------       ------------
       TOTAL CURRENT ASSETS                                                                  5,071,491          5,411,621
                                                                                          ------------       ------------

PROPERTY AND EQUIPMENT                                                                         647,356            635,358
                                                                                          ------------       ------------

NONCURRENT ASSETS
    Goodwill                                                                                   549,101            535,373
    Deferred income taxes                                                                      249,200            249,200
    Other                                                                                      113,769            140,942
                                                                                          ------------       ------------
                                                                                               912,070            925,515
                                                                                          ------------       ------------
                                                                                         $   6,630,917      $   6,972,494
                                                                                          ============       ============



                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Checks issued in excess of deposits                                                  $     207,219      $     127,254
    Notes and installment obligations payable - current maturities                             978,007            876,625
    Accounts payable                                                                         2,213,018          2,526,773
    Accrued liabilities                                                                        447,052          1,056,843
    Due to ENStar                                                                              340,188             99,171
    Deferred service revenue                                                                   929,168            710,733
                                                                                          ------------       ------------
       TOTAL CURRENT LIABILITIES                                                             5,114,652          5,397,399

NOTES AND INSTALLMENT OBLIGATIONS PAYABLE                                                      826,490            844,710

STOCKHOLDERS' EQUITY                                                                           689,775            730,385
                                                                                          ------------       ------------
                                                                                         $   6,630,917      $   6,972,494
                                                                                          ============       ============

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Stockholders
Vicom, Incorporated and Subsidiary
New Hope, Minnesota


We have audited the accompanying consolidated balance sheets of VICOM, INCORPORATED AND SUBSIDIARY as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VICOM, INCORPORATED AND SUBSIDIARY as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

LURIE, BESIKOF, LAPIDUS & CO., LLP


April 20, 1999, except for Note 6, as to which the date is April 30, 1999

                       VICOM, INCORPORATED AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                          ASSETS                                               1998              1997
                                                                                         -------------      -------------
CURRENT ASSETS
    Accounts receivable:
       Billed, net of allowance of $115,000 and $40,000                                  $   2,869,912      $   1,407,715
       Unbilled                                                                                239,131               -
    Inventories, net of allowance of $910,000 and $250,000                                   1,858,008          1,590,571
    Other                                                                                      104,440            148,293
                                                                                          ------------       ------------
       TOTAL CURRENT ASSETS                                                                  5,071,491          3,146,579
                                                                                          ------------       ------------

PROPERTY AND EQUIPMENT                                                                         647,356            738,431
                                                                                          ------------       ------------

NONCURRENT ASSETS
    Goodwill                                                                                   549,101                  -
    Deferred income taxes                                                                      249,200            299,200
    Other                                                                                      113,769            234,029
                                                                                          ------------       ------------
                                                                                               912,070            533,229
                                                                                          ------------       ------------
                                                                                         $   6,630,917      $   4,418,239
                                                                                          ------------       ------------
                                                                                          ------------       ------------

                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Checks issued in excess of deposits                                                  $     207,219      $     108,104
    Notes and installment obligations payable - current maturities                             978,007            755,412
    Accounts payable                                                                         2,213,018          1,362,200
    Accrued liabilities                                                                        447,052            112,858
    Due to ENStar                                                                              340,188               -
    Deferred service revenue                                                                   929,168            431,437
                                                                                          ------------       ------------
       TOTAL CURRENT LIABILITIES                                                             5,114,652          2,770,011

NOTES AND INSTALLMENT OBLIGATIONS PAYABLE                                                      826,490            674,436

STOCKHOLDERS' EQUITY                                                                           689,775            973,792
                                                                                          ------------       ------------
                                                                                         $   6,630,917      $   4,418,239
                                                                                          ------------       ------------
                                                                                          ------------       ------------



See notes to consolidated financial statements.

                       VICOM, INCORPORATED AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                          1998                1997               1996
                                                                      ------------       -------------      -------------
REVENUES                                                              $  6,458,113       $   6,639,026      $   5,514,532

COSTS AND EXPENSES
    Cost of products and services                                        4,841,111           4,095,990          3,929,573
    Selling, general and administrative expenses                         2,839,862           2,317,388          2,617,620
                                                                       -----------        ------------       ------------
                                                                         7,680,973           6,413,378          6,547,193
                                                                       -----------        ------------       ------------

INCOME (LOSS) FROM OPERATIONS                                        (   1,222,860)            225,648     (    1,032,661)

OTHER EXPENSE, net                                                         170,888             141,471            108,130
                                                                       -----------        ------------       ------------

INCOME (LOSS) BEFORE INCOME TAXES                                    (   1,393,748)             84,177     (    1,140,791)

INCOME TAX PROVISION                                                        50,000              28,000               -
                                                                       -----------        ------------       ------------

NET INCOME (LOSS)                                                    ($  1,443,748)      $      56,177     ($   1,140,791)
                                                                       -----------        ------------       ------------
                                                                       -----------        ------------       ------------

NET INCOME (LOSS) PER COMMON SHARE -
    BASIC AND DILUTED                                                ($        .68)      $         .03     ($         .55)
                                                                       -----------        ------------       ------------
                                                                       -----------        ------------       ------------

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING                                                          2,129,387           2,098,944          2,084,279
                                                                       -----------        ------------       ------------
                                                                       -----------        ------------       ------------


See notes to consolidated financial statements.

                       VICOM, INCORPORATED AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                            PREFERRED STOCK *               COMMON STOCK **             RETAINED
                                      ---------------------------   -------------------------------     EARNINGS
                                        SHARES          AMOUNT          SHARES             AMOUNT       (DEFICIT)         TOTAL
                                      ----------     ------------   -------------     -------------   -------------    -----------
BALANCE, DECEMBER 31, 1995                     -     $          -       2,084,411     $   1,274,518     $  761,975      $2,036,493

    Repurchase of stock                        -                -   (       3,175)   (        3,776)           689       (   3,087)

    Net loss - 1996                            -                -               -                 -  (   1,140,791)    ( 1,140,791)
                                       ---------     ------------   -------------    --------------  -------------     -----------

BALANCE, DECEMBER 31, 1996                     -                -       2,081,236         1,270,742  (     378,127)        892,615

    Issuance of stock                          -                -          25,000            25,000              -          25,000

    Net income - 1997                          -                -               -                 -         56,177          56,177
                                       ---------     ------------   -------------    --------------  -------------     -----------

BALANCE, DECEMBER 31, 1997                     -                -       2,106,236         1,295,742    (   321,950)        973,792

    Conversion of notes payable, net
    of issuance costs                     35,050          337,419          50,000            25,000              -         362,419

    Acquisition of ENC (Note 2)                -                -       1,350,000           797,312              -         797,312

    Net loss - 1998                            -                -               -                 -  (   1,443,748)    ( 1,443,748)
                                       ---------     ------------   -------------    --------------  -------------     -----------

BALANCE, DECEMBER 31, 1998                35,050       $  337,419       3,506,236     $   2,118,054  ($  1,765,698)      $ 689,775
                                       ---------     ------------   -------------    --------------  -------------     -----------
                                       ---------     ------------   -------------    --------------  -------------     -----------

 * In December 1998, authorized 275,000 shares of 8% Class A Cumulative Convertible Preferred, no par value, and 60,000 shares of 10% Class B Cumulative Convertible Preferred, no par value. All shares issued in 1998 are Class B
**  Authorized 50,000,000 shares, no par value

See notes to consolidated financial statements.

                       VICOM, INCORPORATED AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                          1998                1997               1996
                                                                      ------------       -------------      -------------
OPERATING ACTIVITIES
    Net income (loss)                                                ($  1,443,748)      $      56,177     ($   1,140,791)
    Adjustments to reconcile net income (loss) to cash
     provided (used) by operating activities, net of
     business acquisition effect:
       Depreciation                                                        228,931             251,725            174,772
       Loss on investments                                                       -                   -             15,000
       Deferred income taxes                                                50,000              28,000                  -
       Changes in operating assets and liabilities:
          Accounts receivable                                        (     228,607)     (      408,101)    (       66,816)
          Inventories                                                (     102,505)     (      147,948)           364,853
          Other assets                                                      78,676      (       44,845)           332,963
          Accounts payable and accrued liabilities                         962,015             381,912             41,463
          Deferred service revenue                                         318,442      (       23,074)           197,308
                                                                       -----------        ------------       ------------
             Net cash provided (used) by operating activities        (     136,796)             93,846     (       81,248)
                                                                       -----------        ------------       ------------

INVESTING ACTIVITIES
    Purchases of property and equipment                              (      34,824)     (       75,706)    (      278,594)
    Proceeds from investments                                                    -                   -            361,400
    Collections on notes receivable                                         43,045              41,704             45,963
    Issuance of notes receivable                                                 -      (       45,363)                 -
    Other                                                                   42,392                   -                  -
                                                                       -----------        ------------       ------------
             Net cash provided (used) by investing activities               50,613      (       79,365)           128,769
                                                                       -----------        ------------       ------------

FINANCING ACTIVITIES
    Checks issued in excess of deposits                                     99,115               3,640             89,633
    Net borrowings (payments) under credit agreements                (     299,839)             78,329             88,031
    Proceeds from notes payable                                            578,455                   -                  -
    Principal payments on notes and installment
     obligations                                                     (     278,467)     (      121,450)    (      222,098)
    Stock issuance costs                                             (      13,081)                  -                  -
    Proceeds from issuance (repurchase) of common stock                          -              25,000     (        3,087)
                                                                       -----------        ------------       ------------
             Net cash provided (used) by financing activities               86,183      (       14,481)    (       47,521)
                                                                       -----------        ------------       ------------

CHANGE IN CASH                                                                   -                   -                  -

CASH
    Beginning of year                                                            -                   -                  -
                                                                       -----------        ------------       ------------
    End of year                                                       $          -          $        -         $        -
                                                                       -----------        ------------       ------------
                                                                       -----------        ------------       ------------


See notes to consolidated financial statements.

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 1.    Organization and Summary of Significant Accounting Policies -

       ORGANIZATION

       Vicom, Incorporated (Vicom) provides products and services to integrate voice, video and data networking technologies. Operations consist primarily of selling and servicing telecommunication and networking equipment. The Company sells its products and services primarily to customers in the Midwest region of the United States. The Company operates as one reportable segment.

       PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of Vicom, Incorporated and its wholly-owned subsidiary Vicom Midwest
       Telecommunication Systems, Inc. (collectively referred to as the Company). All significant intercompany accounts and transactions are eliminated.

       USE OF ESTIMATES

       The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to the allowances for doubtful accounts, inventory obsolescence and valuation of deferred income tax assets.

       INVENTORIES

       Inventories, consisting principally of purchased telecommunication equipment and parts, are stated at the lower of cost or market, with cost determined using an average cost method. Nonmonetary exchanges of inventory items with third parties are recorded at net book value of the items exchanged with no gains or losses recognized.

       PROPERTY AND EQUIPMENT

       Equipment and leasehold improvements are stated at cost. Equipment is depreciated principally by the straight-line method over three to eight years, the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the respective lease.

       GOODWILL

       Goodwill represents the excess of acquisition price over the fair value of net assets acquired and is amortized straight-line over ten years. The Company evaluates goodwill annually for impairment by comparing the net carrying value to undiscounted future cash flows of the related assets.

       (continued)

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 1.    Organization and Summary of Significant Accounting Policies  -
       (continued)

       REVENUE AND COST RECOGNITION

       The Company recognizes revenues from product sales at the time equipment is shipped to customers. Revenue from equipment maintenance contracts is deferred and recognized on a straight-line basis over the term of each contract. The costs of service under the contracts are charged to expense as incurred.

       For any significant long-term contracts, revenue is recognized under the percentage of completion method. The amount of revenue recognized is the portion that the cost expended to date bears to the anticipated final total contract cost, based on current estimates of cost to complete. Contract cost includes all labor and materials unique to or installed in the project, as well as subcontract costs. Revenue earned on contracts in progress in excess of billings is classified as unbilled revenues.

       Warranty costs incurred on new equipment sales are substantially reimbursed by the equipment suppliers.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The carrying amounts of financial instruments consisting of accounts receivables, notes receivable, checks issued in excess of deposits, notes and installment obligations payable to nonrelated parties, and accounts payable approximate their fair values. It is not practical to determine the fair value of the related party notes payable due to the related party nature of the transactions.

       CREDIT RISK

       Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade accounts and notes receivables. The Company restricts cash and investments to financial institutions with high credit standing. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

       ACCOUNTING FOR STOCK-BASED COMPENSATION

       The Company accounts for employee stock options under Accounting Principles Board Opinion (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and provides the pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Options and warrants to nonemployees are recorded as required by SFAS No. 123.

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     Organization and Summary of Significant Accounting Policies -
       (continued)

       NET INCOME (LOSS) PER COMMON SHARE

       Net income (loss) per common share - basic is determined by dividing net income (loss) less preferred stock dividends by the weighted average common shares outstanding. Net income (loss) per common share - diluted is computed by dividing net income (loss) less preferred stock dividends by the weighted average common shares outstanding and common share equivalents (stock options, stock warrants and convertible preferred shares). Common share equivalents are not included in the computations as their effects were either antidilutive.

       ADVERTISING EXPENSES

       The Company expenses advertising costs as incurred. Sales brochures and materials are recorded as prepaid expenses until they are consumed or determined to be obsolete. Advertising expenses were approximately $108,000, $22,000, and $304,000 for 1998, 1997, and 1996, respectively.

       RECLASSIFICATIONS

       Certain reclassifications were made to the 1997 and 1996 financial statements to present them on a basis comparable with 1998. The reclassifications had no effect on previously reported net income (loss), shareholders' equity or net cash flows.

       RECENT ACCOUNTING PRONOUNCEMENT

       In June 1998, the Financial Accounting Standard Board issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 1999. The statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management believes this pronouncement will not significantly effect its financial statements.

 2.    Business Acquisition -

       Effective December 31, 1998, Vicom purchased the assets of the Midwest region of Enstar Networking Corporation (ENC) from its parent company ENStar Inc. (ENStar). The purchase price was allocated to assets and liabilities acquired as follows:

                Accounts receivable:
                  Billed                                                              $  1,233,590
                  Unbilled                                                                 239,131
                Inventories                                                                164,932
                Property and equipment                                                     103,032
                Deferred service revenue                                             (     179,289)
                Billings in excess of cost                                           (      74,997)
                                                                                       -----------
                  Total net tangible assets acquired                                     1,486,399
                Goodwill                                                                   549,101
                                                                                       -----------
                  Total purchase price                                                $  2,035,500
                                                                                       -----------
                                                                                       -----------

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 2.    Business Acquisition - (continued)

       The consideration consisted of 1,350,000 of Vicom's common shares with an assigned value of $797,312, a $750,000 subordinated promissory note at 9%, a payable of $340,188 for purchase price adjustments, and acquisition related costs of $148,000.

       The following unaudited pro forma financial information assumes the acquisition of ENC occurred on January 1, 1998. This information is based on the historical operations of ENC and does not necessarily reflect actual operations, nor is it indicative of future operations. Historical operations of ENC for 1997 and 1996 are not available.

                                                                                       UNAUDITED
                                                                                   ----------------
                Sales                                                               $   16,930,000
                Loss from operations                                               (     1,036,000)
                Net loss                                                           (     1,340,000)

                Net loss per common share -
                  basic and diluted                                                ($          .39)

                Weighted average common shares
                  outstanding                                                            3,479,387

 3.    Property and Equipment -

       Property and equipment are as follows:

                                                                                          1998                1997
                                                                                      ------------       -------------
          Cost:
             Leasehold improvements                                                   $     72,950       $      69,829
             Equipment - owned                                                           1,199,781           1,083,545
             Equipment under capital leases                                                337,947             337,947
                                                                                       -----------        ------------
                                                                                         1,610,678           1,491,321
                                                                                       -----------        ------------
          Less accumulated depreciation and amortization:
             Leasehold improvements                                                         36,305              24,252
             Equipment - owned                                                             708,908             570,735
             Equipment under capital leases                                                218,109             157,903
                                                                                       -----------        ------------
                                                                                           963,322             752,890
                                                                                       -----------        ------------
                                                                                      $    647,356       $     738,431
                                                                                       -----------        ------------
                                                                                       -----------        ------------

       Amortization expense on equipment under capital leases is included in depreciation expense.

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4.   Other Assets -

       Other assets are as follows:

                                                                                           1998                1997
                                                                                        ----------         -----------
          Current assets:
             Notes receivable - current maturities                                      $   34,823         $    64,192
             Prepaid expenses and other                                                     69,617              84,101
                                                                                         ---------          ----------
                                                                                        $  104,440         $   148,293
                                                                                         ---------          ----------
                                                                                         ---------          ----------
          Noncurrent assets:
             Notes receivable, less current maturities                                $     94,865       $     216,515
             Prepaid expenses and other                                                     18,904              17,514
                                                                                         ---------          ----------
                                                                                      $    113,769       $     234,029
                                                                                         ---------          ----------
                                                                                         ---------          ----------

 5.    Accrued Liabilities -

       Accrued liabilities are as follows:

             Acquisition costs                                                        $    148,000       $        -
             Payroll related                                                               115,333              24,232
             Billings in excess of cost                                                     74,997                -
             Other                                                                         108,722              88,626
                                                                                       -----------        ------------
                                                                                      $    447,052       $     112,858
                                                                                       -----------        ------------
                                                                                       -----------        ------------

 6.    Notes and Installment Obligations Payable -

       Notes and installment obligations payable are as follows:

                                                                                          1998                1997
                                                                                      ------------       -------------
          Notes payable to bank, interest at prime rate plus 2.5%,
          due May 1999.                                                               $    100,000       $     403,306

          Note payable to bank, interest at prime rate plus 2.5%,
          due May 2003.                                                                    454,034                -

          Capital lease obligations, monthly installments including
          interest at 4.8% to 27.2% through 2002.                                          174,119             307,868

          Notes payable to related parties, interest at 9.0% to
          15.0%, due through December 1999, unsecured.                                     228,311             440,400

          Notes payable to individuals, interest at 10.0% to 12.0%,
          due through December 1999, unsecured.                                             98,033             278,274

          Subordinated note payable to ENStar, interest at 9.0%,
          due December 2003, unsecured.                                                    750,000                -
                                                                                       -----------        ------------
                                                                                         1,804,497           1,429,848
          Less current maturities                                                          978,007             755,412
                                                                                       -----------        ------------
                                                                                      $    826,490       $     674,436
                                                                                       -----------        ------------
                                                                                       -----------        ------------

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 6.    Notes and Installment Obligations Payable - (continued)

       Future maturities are as follows:

                                                  YEAR                 AMOUNT
                                                  ----             ------------
                                                  1999             $    978,007
                                                  2000                   38,906
                                                  2001                   20,629
                                                  2002                   16,061
                                                  2003                  750,894
                                                                    -----------
                                                                   $  1,804,497
                                                                    -----------
                                                                    -----------

       The prime rate at December 31, 1998 and 1997 was 7.75% and 8.50%, respectively.

       In May 1998, the Company amended its bank loan agreement to provide a $500,000 term note at prime rate plus 2.50%, payable in monthly principal and interest installments of $10,846 with the balance due May 1, 2003, and $100,000 line of credit at prime plus 2.50%, due April 30, 1999 (subsequently extended to May 31, 1999). These borrowings are collateralized by substantially all Company assets and two stockholder/officer guarantees and contain financial covenants. At December 31, 1998, the Company was not in compliance with certain financial covenants, and, accordingly, the term note is classified with current maturities. The Company believes it is able to obtain new credit agreements at substantially the same terms and conditions.

       The ENStar note requires payment of the outstanding amount in the event of certain equity offerings or transactions.

       Interest expense for 1998, 1997 and 1996 was $180,434, $189,869 and
       $150,031, respectively (approximately $47,000, $38,000 and $50,000 to related parties, respectively).


 7.    Stockholders' Equity -

       PREFERRED STOCK

       Dividends on Class A Preferred are payable quarterly at 8% per annum. Dividends on Class B Preferred are payable monthly at 10% per annum. The Class B Preferred was offered to certain notes payable holders at a conversion of $10.00 per Class B share. Each share of Class A Preferred and Class B Preferred is nonvoting and convertible into five shares of common stock. Issuance of a share of preferred stock gives the holder a five year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment.

       (continued)

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 7.    Stockholders' Equity - (continued)

       STOCK OPTIONS

       In 1997, the Company adopted the 1997 Stock Option Plan which permits the issuance of incentive stock options to key employees and agents. The Plan reserves 700,000 shares of common stock for issuance and provides that the term and vesting of each grant be determined by the Board of Directors. Under the Plan, the exercise price of the stock options may not be less than the fair market value of the stock on the grant date, and the options are exercisable for a period not to exceed ten years from grant date. The Plan limits the annual aggregate fair market value of stock granted under the Plan to $600,000, plus unused carryovers.

       A previous stock option plan was allowed to expire, and no options were granted or exercised under that plan after December 31, 1993.

       Stock option activity was as follows:

                                                                                                   WEIGHTED AVERAGE
                                                                                                   ----------------
                                                                                              EXERCISE          FAIR
                                                                              OPTIONS          PRICE            VALUE
                                                                           ------------    ------------      ---------
             OUTSTANDING, December 31, 1996                                          -        $    -          $    -
                Granted                                                        278,000           .88             .20
                Terminated                                                (     33,500)          .94             .24
                                                                            ----------
             OUTSTANDING, December 31, 1997                                    244,500           .88             .19
                Granted                                                        450,000           .55             .13
                Terminated                                                (      4,000)         1.03             .18
                                                                            ----------
             OUTSTANDING, December 31, 1998                                    690,500           .66             .15
                                                                            ----------
                                                                            ----------

       At December 31, 1998, the outstanding options had a weighted average contractual life of 4.10 years. The range of exercise prices was $.50 to $1.03. Options totaling 240,500 were exercisable at a weighted average exercise price of $.88.

       If the Company recognized stock option compensation expense based on grant date fair value consistent with the method prescribed by SFAS No. 123, net income (loss) for 1998 and 1997 would be approximately ($1,469,000) ($.69 per share) and $21,000 ($.01 per share), respectively.

       The fair value of stock options is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

                                                                                 1998          1997
                                                                              --------      --------
                Risk-free interest rate                                           5.41%         6.08%
                Expected life                                                   5 years       5 years
                Expected volatility                                                 0%*           0%*
                Expected dividend rate                                              0%            0%


       (continued)

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 7.    Stockholders' Equity - (continued)

       STOCK WARRANTS

       Stock warrant activity was as follows:

                                                                                                   WEIGHTED AVERAGE
                                                                                                   ----------------
                                                                                              EXERCISE          FAIR
                                                                             WARRANTS          PRICE            VALUE
                                                                            ----------      ------------      ---------
             OUTSTANDING, December 31, 1996                                     99,999        $ 2.00          $   -
                Granted                                                        135,000           .75             .21
                                                                            ----------
             OUTSTANDING, December 31, 1997                                    234,999          1.28             .12
                Granted                                                         35,051          3.00              -
                                                                            ----------
             OUTSTANDING, December 31, 1998                                    270,050          1.50             .11
                                                                            ----------
                                                                            ----------

       The warrants granted in 1998 were issued in connection with the preferred stock. The warrants granted in 1997 were issued in connection with a note payable.

       All warrants outstanding at December 31, 1998 are exercisable and have a weighted average contractual life of approximately 3.5 years.

       The warrants issued to nonemployees were nominal in amount and, therefore, the effects were not recorded in the financial statements.

       The fair value of stock warrants is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

                                                                                1998             1997
                                                                            ----------        ---------
                Risk free interest rate                                          4.34%            6.50%
                Expected life                                                   5 years         5 years
                Expected volatility                                                 0%*              0%*
                Expected dividend rate                                              0%               0%


       * Since the stock is minimally traded, expected volatility was set at 0%, resulting in minimum value.

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 8.    Income Taxes -

       The income tax provision is as follows:

                                                                                1998            1997            1996
                                                                            ----------      ----------      ----------
             Current                                                        $        -      $        -      $        -
             Deferred                                                           50,000          28,000               -
                                                                             ---------       ---------       ---------
                                                                            $   50,000      $   28,000      $        -
                                                                             ---------       ---------       ---------
                                                                             ---------       ---------       ---------


       Components of net deferred income tax assets are as follows:

                                                                                          1998                1997
                                                                                      ------------       -------------
          Deferred income tax assets:
             Net operating loss carryforwards                                         $  3,102,000       $   2,966,000
             Tax credits carryforwards                                                     190,000             226,000
             Nondeductible allowances                                                      567,200             233,000
                                                                                       -----------        ------------
                                                                                         3,859,200           3,425,000
          Less valuation allowance                                                       3,542,500           3,072,800
                                                                                       -----------        ------------
                                                                                           316,700             352,200
          Deferred income tax liabilities:
             Equipment depreciation                                                         67,500              53,000
                                                                                       -----------        ------------
          Net deferred income tax assets                                              $    249,200       $     299,200
                                                                                       -----------        ------------
                                                                                       -----------        ------------


       Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate is as follows:

                                                                               1998             1997              1996
                                                                        -------------    -------------     -------------
          Statutory rate (benefit)                                      (    34.0%)           34.0%        (    34.0%)
          Change in valuation allowance                                      11.1         (     .7)                -
          Net operating loss not recognized                                  24.9                -              34.0
          Other                                                               1.6                -                 -
                                                                         -----------      -------------     ------------
          Effective rate                                                      3.6%            33.3%                -%
                                                                         -----------      -------------     ------------
                                                                         -----------      -------------     ------------


       In 1998 the valuation allowance increased by $469,700 primarily from the Company's inability to utilize its net operating loss carryforwards. The valuation allowance decreased by $266,000 in 1997 primarily because of lapsed net operating loss carryforwards.

       (continued)

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 8.    Income Taxes - (continued)

       Tax credits are accounted for on the flow-through method, which recognizes the benefit in the year of utilization. The Company has the following net operating loss and tax credit carryforwards at December 31, 1998, for federal income tax purposes:

                                                              NET
                                     YEAR OF                OPERATING
                                   EXPIRATION                 LOSS            TAX CREDITS
                                   ----------            -------------        -----------
                                      1999               $      48,000        $    88,000
                                      2000                     871,000            102,000
                                      2001                     307,000                  -
                                      2002                   3,152,000                  -
                                      2004                   1,050,000                  -
                                      2005                     599,000                  -
                                      2007                     501,000                  -
                                      2008                      59,000                  -
                                      2009                      22,000                  -
                                      2011                     595,000                  -
                                      2012                      25,000                  -
                                      2013                     526,000                  -
                                                          ------------         ----------
                                                         $   7,755,000        $   190,000
                                                          ------------         ----------
                                                          ------------         ----------

       State and foreign income tax effects are not material and therefore not separately shown.


 9.    Employee Benefit Plan -

       The Company has a 401(k) profit sharing plan covering employees over age 21 who work at least 1,000 hours in a year. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. Company contributions, which are discretionary, were $-0- in 1998 and 1997, and $2,669 in 1996.


10.    Related Party Commitments -

       Facilities are leased under a related party operating lease, expiring in 2006. In addition to basic monthly rent of the higher of $9,000 or 1.5% of revenues, the Company must pay building maintenance costs and real estate taxes. The Company also has the option to renew the lease for two additional five year periods. Total facilities rent expense for 1998, 1997 and 1996 was approximately $181,000, $151,000 and $206,000, respectively. Basic rent charged by the related party in 1998, 1997 and 1996 was $117,000, $99,000 and $36,000, respectively.

       (continued)

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10.    Related Party Commitments - (continued)

       In addition, the Company leases vans under operating leases from an entity owned by a relative of a stockholder/officer. During 1998, 1997 and 1996 the Company was charged rent of approximately $21,000, $14,000 and $26,000, respectively, by this related entity.

       Future minimum rent commitments are as follows:

                                      YEAR                                 AMOUNT
                                  ------------                          ----------
                                      1999                              $  108,000
                                      2000                                 108,000
                                      2001                                 108,000
                                      2002                                 108,000
                                      2003                                 108,000
                                      Thereafter                           288,000
                                                                        ----------
                                                                        $  828,000
                                                                        ----------
                                                                        ----------


11.    Supplementation Disclosures of Cash Flow Information -

                                                                          1998               1997              1996
                                                                      ------------       -----------       -----------
          Cash paid for:
             Interest                                                 $    180,434       $   194,262       $   145,638
             Income taxes                                                    3,000             3,000             5,516

          Noncash investing and financing transactions:
             Notes payable converted to stock                              375,500                 -                 -
             Acquisition of ENC                                          2,035,500                 -                 -
             Capitalized lease equipment purchases                               -            23,121           347,589


12.    Significant Customers and Suppliers -

       During 1998, one customer represented approximately 15% of consolidated revenues.

       During 1998, 1997 and 1996, the Company purchased materials from three major suppliers as follows:

                                                                               SUPPLIER
                                                                   -----------------------------------
                                                                    A                B               C
                                                                   ----           ------           ----
                                1998                               60 %            19 %            15 %
                                1997                               42               5               7
                                1996                               35              16              13

                       VICOM, INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13.    Financial Statement Adjustments -

       During 1998, the Company recorded approximately $1,000,000 of noncash adjustments in connection with the writedown of the carrying amounts of certain assets as follows:

                                                                         EXPENSE INCLUDED WITHIN
                                                              --------------------------------------------
                                                                COST OF
                                                                PRODUCTS        OPERATING
                                                                  SOLD           EXPENSES         TOTAL
                                                              -----------     -----------     ------------
             Inventory obsolescence                           $   660,000     $      -        $    660,000
             Accounts and notes receivable                           -            240,000          240,000
             Prepaid expenses and other                              -            100,000          100,000
                                                               ----------      ----------      -----------
                                                              $   660,000     $   340,000     $  1,000,000
                                                               ----------      ----------      -----------
                                                               ----------      ----------      -----------

       During 1996, the Company recorded adjustments of $552,000 to increase the allowances for doubtful accounts, inventory obsolescence and doubtful utilization of prepaid expense by $84,000, $176,000 and $292,000, respectively. Similar adjustments for 1997 are considered immaterial.

       The effect of these adjustments in 1998 and 1996 was to increase the net loss per common share by $.47 and $.27, respectively.

            INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION






Board of Directors and Stockholders
Vicom, Incorporated and Subsidiary
New Hope, Minnesota


Our report on our audits of the basic consolidated financial statements of VICOM, INCORPORATED AND SUBSIDIARY for 1998, 1997 and 1996 appears on page 16. Those audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information on page 34 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.




LURIE, BESIKOF, LAPIDUS & CO., LLP


April 20, 1999

                       VICOM, INCORPORATED AND SUBSIDIARY

                        VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                         BALANCE AT       CHARGED TO                             BALANCE
                                                         BEGINNING        COSTS AND                               AT END
              DESCRIPTION                                 OF YEAR          EXPENSES         DEDUCTIONS           OF YEAR
---------------------------------------------           ------------     ------------     ---------------      -----------
ALLOWANCE DEDUCTED FROM
    ASSET TO WHICH IT APPLIES

Allowance for doubtful accounts accounts receivable:
       1998                                            $    40,000       $   125,000       $  50,000  (A)     $   115,000
       1997                                                115,000            20,493          95,493  (A)          40,000
       1996                                                 40,000            84,000           9,000  (A)         115,000

Allowance for inventory obsolescence:
       1998                                                250,000           660,000               -              910,000
       1997                                                260,000                 -          10,000  (B)         250,000
       1996                                                 84,000           176,000               -              260,000

Notes receivable:
       1998                                                      -           115,000               -              115,000
       1997                                                      -                 -               -                    -
       1996                                                      -                 -               -                    -

Allowance for doubtful utilization of prepaid advertising:
       1998                                                292,000           100,000                              392,000
       1997                                                292,000                 -               -              292,000
       1996                                                      -           292,000               -              292,000



(A) Write-off uncollectible trade receivables
(B) Write-off obsolete inventory
(C) Write-off prepaid advertising
(D) Reversal





See independent auditor's report - supplementary information and notes to consolidated financial statements.


                                      34